Fiduciary/Claymore MLP Opportunity Fund
227 West Monroe Street
Chicago, Illinois 60606

December 6, 2016

Valerie Lithotomos
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Fiduciary/Claymore MLP Opportunity Fund –
Registration  Statement on Form N-2
(File Nos. 333-213517 and 811-21652)

Dear Ms. Lithotomos:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Fiduciary/Claymore MLP Opportunity Fund (the “Fund”) hereby requests acceleration of the effective date of the Fund’s Registration Statement on Form N-2 (File Nos. 333-213517 and 811-21652) (the “Registration Statement”) so that it may become effective at 2:00 p.m., Eastern time, on Wednesday, December 7, 2016, or as soon as practical thereafter.

Sincerely,

FIDUCIARY/CLAYMORE MLP OPPORTUNITY FUND

By:    /s/ Mark E. Mathiasen
Mark E. Mathiasen
Secretary